                     Morgan Stanley Institutional Fund, Inc.
                           1221 Avenue of the Americas
                               New York, NY 10020

November 17, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management

RE:   MORGAN STANLEY INSTITUTIONAL FUND, INC. - GLOBAL FRANCHISE PORTFOLIO
      (FILE NO. 33-23166  811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments on November 2, 2006 regarding the proxy statement on Schedule 14A for Morgan Stanley Institutional Fund, Inc. (the
"Fund") on behalf of its Global Franchise Portfolio (the "Portfolio") filed with the Securities and Exchange Commission on November 1, 2006. Below, we describe the changes made to the proxy statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy materials, which will be filed via EDGAR on or about November 17, 2006.

COMMENT 1.  THE SECOND AND THIRD SENTENCES IN THE FIFTH PARAGRAPH ON PAGE 3
            STATE: "THE ADVISER WILL RESERVE FREEDOM OF ACTION TO OPERATE THE
            PORTFOLIO IN A NON-DIVERSIFIED MANNER ONLY IF, AND WHEN, IT WOULD BE
            IN SHAREHOLDERS' BEST INTERESTS TO DO SO, PROVIDED THAT THE ADVISER
            DOES NOT OPERATE THE PORTFOLIO IN A NON-DIVERSIFIED MANNER WITHIN
            THREE CONSECUTIVE YEARS FOLLOWING SHAREHOLDER APPROVAL. 1940 ACT
            RULES WILL REQUIRE THE PORTFOLIO TO AGAIN SEEK SHAREHOLDER APPROVAL
            TO RESERVE FREEDOM OF ACTION TO OPERATE THE PORTFOLIO AS
            NON-DIVERSIFIED, IN THE EVENT THE PORTFOLIO IS SUBSEQUENTLY
            RECLASSIFIED, BY OPERATION OF LAW, AS A DIVERSIFIED FUND." PLEASE
            CLARIFY WHAT IS MEANT BY THESE SENTENCES.

                    Response 1. The Adviser believes that a non-diversified
                    classification is an essential tool in managing the
                    Portfolio over time given the likelihood that the Portfolio may be invested in a limited number of issuers. However, at certain times the operation of the Portfolio as a
                    non-diversified fund will not be beneficial to shareholders.
                    Therefore, the Adviser currently intends to operate the
                    Portfolio in a non-diversified manner in the next three
                    years when beneficial to shareholders; however, in the event that the Portfolio operates in a diversified manner for a
                    consecutive three-year period, under the 1940 Act
                    interpretations the Portfolio would automatically convert to a diversified fund and the Portfolio would have to obtain
                    shareholder approval in order to operate after that point in a non-diversified manner. We respectfully

                    acknowledge the comment but believe the text is clear as
                    currently drafted.

COMMENT 2.  PLEASE CLARIFY THE TIMING FOR SUBMISSION OF SHAREHOLDER PROPOSALS
            OTHER THAN THOSE COVERED BY RULE 14-8 IN THE SECTION TITLED
            "SUBMISSION OF SHAREHOLDER PROPOSALS."

                    Response 2. We respectfully acknowledge the comment but
                    believe the text is clear as currently drafted. The first
                    sentence of this section states that the Fund doesn't hold annual shareholder meetings. The text indicates that
                    shareholders must submit proposals to the Secretary of the
                    Fund within a reasonable time before the Company begins to print and mail proxy materials for any subsequent meetings.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5442. Thank you.

Sincerely,

/s/ Rita Rubin

Rita Rubin